EXHIBIT 7
Report of Independent Registered Public Accounting Firm
Gallatin Steel Company
We have audited the consolidated balance sheets of Gallatin Steel Company as of December 31, 2006 and 2005, and the related consolidated statements of income, partners’ capital and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gallatin Steel Company as of December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
Louisville, Kentucky
January 19, 2007

Consent of Independent Registered Public Accounting Firm
We consent to the use of our report dated January 19, 2007, with respect to the consolidated financial statements of Gallatin Steel Company included in Amendment 1 to the Annual Report on Form 40-F of Gerdau Ameristeel Corporation (“the Company”) for the year ended December 31, 2006 and to the incorporation by reference on Form S-8 (No. 333-101591 and No. 333-141316, respectively) of the Company of our report dated January 19, 2007.
/s/ Ernst & Young LLP
Louisville, Kentucky
October 5, 2007